UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41796

CL WORKSHOP GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 28, 2026, Nature Flooring (Europe) Company Limited (the “Vendor”), an subsidiary of CL Workshop Group Limited (the “Company”, together with its subsidiaries, the “Group”) and Mrs. Un Son I (the “Purchaser”), entered into a sale and purchase agreement (the “Sale and Purchase Agreement”), pursuant to which the Vendor has agreed to dispose of and the Purchaser has agreed to acquire the entire issued share capital of Swift Top Capital Resources Limited (“ST”), a wholly-owned subsidiary of the Vendor, at a consideration of US$1.00 (the “Disposal”). ST and its subsidiaries are collectively referred to herein as the “Disposal Group.”

The Disposal Group is principally engaged in trading of logs and the provision of IT consultancy and business consultancy services, with one of ST’s subsidiaries currently inactive. The Disposal Group recorded losses in the unaudited proforma loss before tax of approximately $0.2 million for the year ended December 31, 2025 and the unaudited proforma loss before tax of approximately $1.5 million for the seven months ended July 31, 2026. Due to (i) the downturn of the home building and renovation product market worldwide following the global economic downturn; (ii) ongoing wars and armed conflicts around the world; and (iii) the Chinese property sector crisis in China, it is expected that the Disposal Group would continue to incur losses in 2026. The board of directors of the Company (the “Board”) is of the view that the Disposal provides an opportunity for the Group to eliminate the ongoing negative impact on its profitability and cash flows as a result of the losses incurred by the Disposal Group. In addition, the Disposal allows the Group to concentrate its resources on exploring new opportunities and new product mix. After completion of the Disposal, the Group will continue to focus on trading logs and wood products and exploring new opportunities.

The consideration of the Disposal was arrived after arm’s length negotiation between the Vendor and the Purchaser on normal commercial terms, after taking into account, among others, (i) the historical loss-making position of the Disposal Group profit before tax for the years ended December 31, 2025; (ii) the valuation of the entire equity interest of the Disposal Group as at July 31, 2026 of $(577,465), which is fair form of the consideration in relation to the Disposal as opined by an independent professional valuer pursuant to a fairness opinion issued on August 28, 2026; and (iii) the unaudited consolidated net liability position of Disposal Group as at July 31, 2026 of approximately $0.6 million.

The transfer of the entire issued share capital of ST to the Purchaser was approved by the sole director of ST on August 28, 2026. Having considered the aforesaid, the Board are of the view that the terms of the Disposal are fair and reasonable. The Disposal was approved by the Board on August 28, 2026.

The financial statements of the Group as of and for the year ended December 31, 2025, and the accompanying notes thereto, are incorporated herein by reference. Attached to this report on Form 6-K and incorporate buy reference as Exhibit 10.1 is a copy of the Sale and Purchase Agreement between the Vendor and the Purchaser dated August 28, 2026. The unaudited pro forma balance sheet of the remaining Group as of July 31, 2026 and the unaudited pro forma profit & loss statement of the remaining Group for the year ended December 31, 2025 are filed as Exhibit 99.1.

This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (No. 333-297543) to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description
10.1	Sale and Purchase Agreement between Nature Flooring (Europe) Company Limited and Mrs. Un Son I dated August 28, 2026
99.1	CL Workshop Group Limited. Unaudited Pro Forma Balance Sheet of the Remaining Group as of July 31, 2026 and the Unaudited Pro Forma Profit & Loss Statement of the Remaining Group for the year ended December 31, 2025.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Current Report on Form 6-K contains forward looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this Form 6-K, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in the Company’s Commission filings, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assumes no obligation to update any such forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this Form 6-K. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” as well as other risks and factors identified from time to time in the Company’s Commission filings could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this Form 6-K to conform our statements to actual results or changed expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

	By:	/s/ Liying Wang
	Name:	Liying Wang
Date: August 28, 2026	Title:	Director and Chief Executive Officer